


SEC 07008499 ISSION

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# ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 48366

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 10/01/06 (MM/DD/YY) AND ENDING 09/30/07 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Passport Securities Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1440 Chapin Avenue, #330
(No. and Street)



Burlingame (City) California (State) 94010 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Vavrinek, Trine, Day & Co., LLP
(Name – *if individual, state last, first, middle name*)

260 Sheridan Avenue, #440 (Address) Palo Alto (City) California (State) 94306 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 18 2008
THOMSON FINANCIAL

**FOR OFFICIAL USE ONLY**

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Demitri J. Stewart, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Passport Securities, Inc., as of September 30, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



BRIAN JOSEPH GINNA
Commission # 1587617
Notary Public - California
San Mateo County
My Comm. Expires Jun 14, 2009


This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Vavrinek, Trine, Day & Co., LLP
Certified Public Accountants

VALUE THE DIFFERENCE

# INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
Passport Securities, Inc.

We have audited the accompanying consolidated balance sheet of Passport Securities, Inc., and Subsidiaries (the Company) as of September 30, 2007, and the related consolidated statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Passport Securities, Inc. and Subsidiaries as of September 30, 2007, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Vavrinek Trine Day + Co. LLP

November 12, 2007
Palo Alto, California

260 Sheridan Avenue, Suite 440 Palo Alto, CA 94306 Tel: 650.462.0400 Fax: 650.462.0500 www.vtdcpa.com

FRESNO • LAGUNA HILLS • PALO ALTO • PLEASANTON • RANCHO CUCAMONGA

Passport Securities, Inc.
Consolidated Balance Sheet
September 30, 2007

## ASSETS

| | |
|---|---|
| Cash | $ 484,437 |
| Marketable securities | 141,347 |
| Dividends receivable | - |
| Furniture and equipment, net of depreciation of $10,207 | - |
| Prepaid expenses | 2,197 |
| Goodwill | 109,021 |
| | $ 737,002 |

## LIABILITIES AND SHAREHOLDER'S EQUITY

| | |
|---|---|
| Accounts payable - Trade and other | $ 17,708 |
| Taxes payable | 1,600 |
| Commissions payable | 85 |
| | $ 19,393 |
| Shareholder's equity: | |
| Common stock, Class A, voting 5,000,000 shares authorized, 1,000,000 shares issued and outstanding | 893,365 |
| Common stock, Class B, non-voting 1,000,000 shares authorized, 140,912 shares issued and outstanding | 1,186,712 |
| Paid in capital | 58,350 |
| Accumulated deficit | ( 1,420,818) |
| Total shareholder's equity | 717,609 |
| | $ 737,002 |

See accompanying notes to consolidated financial statements.

# Passport Securities, Inc.
## Consolidated Statement of Operations
## for the Year Ended September 30, 2007

| | | |
|---|---|---|
| **Revenues:** | | |
| Commissions, net of broker charges | $ | 12,717 |
| Other income | | 35,000 |
| Unrealized loss on marketable securities | | ( 87) |
| Dividends | | 2,426 |
| Interest | | 30,976 |
| Total revenues | | 81,032 |
| **Expenses:** | | |
| Commissions | | 6,133 |
| Salaries and related payroll taxes | | 128,526 |
| Other general and administrative | | 119,816 |
| Total expenses | | 254,475 |
| Net loss before income taxes | | ( 173,443) |
| Provision for income taxes | | ( 800) |
| Net loss | $ | ( 174,243) |

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Consolidated Statement of Changes In Shareholder's Equity
for the Year Ended September 30, 2007

| | Series A Common | | Series B Common | | Total |
|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | Amount |
| Balance at October 1, 2006 | 1,000,000 | $ 893,365 | 140,912 | $ 1,186,712 | $ 2,080,077 |
| Return of capital | - | - | - | - | - |
| Balance, at September 30, 2007 | 1,000,000 | $ 893,365 | 140,912 | $ 1,186,712 | $ 2,080,077 |

| | Common Stock | | Additional Paid in Capital | Accumulated Deficit | Total Shareholder's Equity |
|---|---|---|---|---|---|
| | Shares | Amount | | | |
| Balance at October 1, 2006 | 1,140,912 | $ 2,080,077 | $ 121,350 | $ ( 1,246,575) | $ 954,852 |
| Return of capital | - | - | ( 63,000) | - | ( 63,000) |
| Net loss | - | - | - | ( 174,243) | ( 174,243) |
| Balance, at September 30, 2007 | 1,140,912 | $ 2,080,077 | $ 58,350 | $ ( 1,420,818) | $ 717,609 |

See accompanying notes to consolidated financial statements.

Passport Securities, Inc.
Consolidated Statement of Cash Flows
for the Year Ended September 30, 2007

| | |
|---|---|
| Cash flows used in operating activities: | |
| Net loss | $ ( 174,243) |
| Adjustments to reconcile net loss to net cash: | |
| Unrealized loss on marketable securities | 86 |
| Decrease in prepaid expenses | ( 777) |
| Decrease in commissions payable | ( 553) |
| Increase in taxes payable | 800 |
| Decrease in trade and other payables | ( 2,867) |
| Net adjustments | ( 3,311) |
| Net cash used in operating activities | ( 177,554) |
| Cash flows used in financing activities: | |
| Return of capital | ( 63,000) |
| Net cash used in financing activities | ( 63,000) |
| Net decrease in cash and equivalents | ( 240,554) |
| Cash, beginning of period | 724,991 |
| Cash, end of period | $ 484,437 |

Supplemental disclosure of cash flow information:

| | |
|---|---|
| Cash paid during the year for: | |
| Interest | $ 0 |
| Income taxes | $ 800 |

See accompanying notes to consolidated financial statements.

1. Description of business

Passport Securities, Inc. (the "Company"), a California corporation, is a wholly owned subsidiary of Passport Holding Corp. ("Holding"). The Company is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the National Association of Securities Dealers. The Company owns a 100% beneficial interest in First Acme Statutory Trust ("First Acme"), a Delaware business trust. First Acme owns a 100% interest in Zenia Mortgages LLC ("Zenia"), a Delaware limited liability company which invests in mortgage-backed securities. Financial information for the Company, First Acme and Zenia is presented on a consolidated basis. All intercompany balances and transactions have been eliminated in consolidation.

The Company's primary source of revenue is interest earned from marketable securities. The Company also receives from commissions derived from the sale of listed and unlisted stocks and bonds, investment company products and insurance products. The Company sells these products throughout the United States.

2. Summary of significant accounting policies

The following is a summary of the Company's significant accounting policies:

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents include cash on hand, money market funds and clearing company deposits.

Securities owned

Marketable securities are valued at market value.

Clearing company deposits

As established by SEC Rule 15c3-1, *Net Capital Requirements for Brokers or Dealers*, required deposits to a clearing organization are considered as a cash item in the computation of the broker's or dealer's net capital.

2. Summary of significant accounting policies (continued)

Furniture and equipment

Furniture and equipment are stated at cost. Depreciation is based on the straight-line method over estimated useful lives of five years.

Goodwill

Goodwill arose from the acquisition of the Company by Holding. The Company adopted SFAS No. 142, "*Accounting for Goodwill and Other Intangible Assets*," effective October 1, 2003. This Statement establishes new accounting standards for goodwill and continues to require the recognition of goodwill as an asset but does not permit amortization of goodwill as previously required by the Accounting Principles Board ("APB") Opinion No. 17. The Statement also established a new method of testing goodwill for impairment. It requires goodwill to be separately tested for impairment at a reporting unit level. The amount of goodwill determined to be impaired would be expensed to current operations.

The Company performed its initial impairment test of goodwill as of October 1, 2003 and its annual impairment test as of September 30, 2004, 2005, 2006 and 2007 and has determined that no goodwill impairment existed as of the initial adoption of SFAS 142 or as of September 30, 2004, 2005, 2006 and 2007. The fair value of the Company was estimated using secondary market prices of similar securities broker-dealers, which are commonly reported publicly by business brokers actively dealing in broker-dealers such as the Company.

Commission revenue and expense

Securities transactions and related commission revenues and expenses and clearing expenses are recorded on a trade date basis.

Income taxes

The Company and its parent are part of a controlled group. The amount of current and deferred taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

2. Summary of significant accounting policies (continued)

Income taxes (continued)

Deferred income taxes are computed using the asset and liability method, which recognizes a liability or asset representing the tax effects, based on current tax law, of future deductible or taxable amounts attributable to events that have been recognized in the consolidated financial statements. A valuation allowance is established to reduce the deferred tax asset to the level at which it is "more likely than not" that the tax asset or benefits will be realized. Realization of tax benefits of deductible temporary differences and operating loss carryforwards depends on having sufficient taxable income of an appropriate character within the carryforward periods.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Commitments

The Company leases its office space under a month-to-month lease cancelable with 60 days notice by either party.

Rent expense for the year ended September 30, 2007 was $9,000.

Passport Securities, Inc.
Notes to Consolidated Financial Statements
(Continued)

4. Net capital requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2007, the Company had net capital of $504,399, which was $404,399 in excess of its required net capital of $100,000.

In management's opinion, the Company was exempt from the SEC's Customer Protection Rule 15c3-3 throughout the year ended September 30, 2007 because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

5. Income taxes

The items comprising income tax expense are as follows:

| | |
|---|---|
| Current tax provision: | |
| Federal | $ - |
| State | 800 |
| Current tax provision | $ 800 |
| | |
| Deferred tax provision: | |
| Federal | $ ( 60,870) |
| State | ( 1,920) |
| Valuation allowance | 62,790 |
| Deferred tax provision | $ 0 |
| Total provision for income taxes | $ 800 |

Total income tax expense differs from the amount which would be provided by applying the statutory federal income tax rate to pretax earnings as illustrated below:

| | |
|---|---|
| Income tax expense at statutory federal income tax rate | $ ( 58,970) |
| State taxes net of federal benefit | ( 10,120) |
| Expired net operating losses | 8,170 |
| Non-taxable dividends | ( 1,760) |
| Other | 690 |
| Valuation allowance | 62,790 |
| Total income tax expense | $ 800 |

5. Income taxes (continued)

Temporary differences and carryforwards which gave rise to a significant portion of deferred tax assets and liabilities as of September 30, 2007 are as follows:

| | | |
|---|---|---|
| Deferred tax assets: | | |
| Depreciation of fixed assets | $ | 330 |
| Amortization of organization costs | | 140 |
| California franchise tax benefit | | 270 |
| Net operating loss carryforwards | | 444,440 |
| Valuation allowance | | ( 445,180) |
| Net deferred tax assets | $ | - |
| Deferred tax liabilities: | | |
| None | $ | - |
| Net deferred tax asset | $ | - |

As discussed in Note 1 the Company is a subsidiary of Holding. Holding files a consolidated tax return that includes the Company as a member of the consolidated group. The current and deferred taxes of the consolidated group are allocated to members of the group in their separately issued financial statements. Current and deferred income taxes are allocated to members of the group by applying FAS 109 as if it were a separate taxpayer. In addition, the members of the group record inter-company receivables and payables to reflect the tax benefits of net operating losses used in the consolidated tax return. In early 2005, based on a diminished level of business activity, management estimated that the likelihood of utilizing the accumulated benefits represented by the existing deferred tax assets was low and, therefore, established a valuation allowance for the accumulated balance at the time as well as for the remainder of the fiscal year.

SCHEDULE I

Passport Securities, Inc.
Computation of Aggregate Indebtedness and
Net Capital Under Rule 15c3-1
September 30, 2007

| | | |
|---|---|---|
| NET CAPITAL | | |
| Total shareholders' equity | $ | 717,609 |
| Deductions: | | |
| Goodwill | | 109,021 |
| Securities not readily marketable | | 95,047 |
| Other assets | | 2,197 |
| Total deductions | | 206,265 |
| Net Capital before haircuts on securities positions | | 511,344 |
| Less: Haircuts on securities | | (6,945) |
| Net Capital | $ | 504,399 |
| AGGREGATE INDEBTEDNESS | | |
| A.I. liabilities | | |
| Total aggregate indebtedness | $ | 19,393 |
| COMPUTATION OF BASIC NET CAPITAL REQUIREMENT, minimum net capital required (6-2/3% of aggregate indebtedness or $100,000, whichever is greater) | $ | 100,000 |
| EXCESS NET CAPITAL | $ | 404,399 |
| RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL | | 0.04 to 1 |

No reconciliation with the Company's computation included in Part IIA (Unaudited) of Form X-17A-5 as of September 30, 2007 is necessary, as no material differences exist.

See accompanying notes to financial statements.



END